UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LAM RESEARCH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-12933	94-2634797
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4650 Cushing Parkway

Fremont, California 94538

(Address of principal executive offices, including zip code)

Douglas R. Bettinger

Executive Vice President and Chief Financial Officer

(510) 572-0200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Lam Research Corporation (the “Company”) conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals (as defined in Form SD) that are necessary to the functionality or production of a product that the Company manufactured or contracted to have manufactured in calendar year 2015 (the “Covered Minerals”). The inquiry was reasonably designed to determine if the Covered Minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources.

The Company has determined that it is required to file, and has filed, a Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report is also publicly available at http://investor.lamresearch.com/sec.cfm. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02. Exhibit.

The Company’s Conflict Mineral Report is included as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01. Exhibits.

Exhibit Number	Description

1.01	Conflict Minerals Report of Lam Research Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2016

LAM RESEARCH CORPORATION

By:	/s/ Sarah A. O’Dowd
	Name:	Sarah A. O’Dowd
	Title:	Senior Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Lam Research Corporation.

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